VISKASE CORPORATION SAVE PROGRAM

            FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

            FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

                                   AND

                  REPORT OF INDEPENDENT ACCOUNTANTS

                     VISKASE CORPORATION SAVE PROGRAM

        INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                                                                     Page(s)
Report of Independent Accountants                                      1

Financial Statements:

  Statement of Net Assets Available for Benefits,
     December 31, 1996 and 1995                                        2-3

  Statement of Changes in Net Assets Available
     for Benefits, for the years ended
     December 31, 1996 and 1995                                        4-5

  Notes to Financial Statements                                        6-12

Supplemental Schedules:                                               13-15

  Schedule of Assets Held for Investment Purposes,
     December 31, 1996 - Item 27(a),  Form 5500 (Unaudited)

  Schedule of Reportable Transactions, for the year ended
     December 31, 1996 -  Item 27(d), Form 5500 (Unaudited)






Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable to the Viskase Corporation SAVE Program.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Compensation and Benefits Committee
Viskase Corporation SAVE Program

We have audited the accompanying statements of net assets available for benefits of Viskase Corporation SAVE Program (the Plan) as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above, of the Plan as of December 31, 1996 and 1995, and for the years then ended present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits of the 1996 and 1995 financial statements were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Item 27(a), Schedule of Assets Held for Investment Purposes, and Item 27(d), Schedule of Reportable Transactions, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department for Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the 1996 and 1995 statements of net assets available for benefits and the 1996 statement of changes in net assets available for benefits are presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Chicago, Illinois
May 23, 1997

VISKASE CORPORATION SAVE PROGRAM

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS with Fund Information December 31, 1996

                                                                         Inter-
                        Fixed       Equity                 Aggressive   national   Envirodyne                          Total
                       Income     Investment    Balanced     Equity      Equity      Stock       Loan                December
                        Fund          Fund        Fund        Fund        Fund        Fund       Fund      Other     31, 1996
                    -----------  -----------  ----------   ----------   --------   ---------  ----------  --------  -----------
ASSETS:
Investments:
  Short-term
     investments    $ 2,363,974  $   103,057  $   23,525   $   31,151 $    6,086   $   6,175                        $ 2,533,968
  Insurance company
     contracts       17,381,798                                                                                      17,381,798
  Value of interest
     in registered
     investment
     company         15,930,031   16,790,424   3,356,211    2,565,805  1,502,554                                     40,145,025
  Common stock                                                                       204,824                            204,824
  Loans to
     participants                                                                             $2,461,715              2,461,715
                    -----------  -----------  ----------   ---------- ----------    --------  ----------            -----------

                     35,675,803   16,893,481   3,379,736    2,596,956  1,508,640     210,999   2,461,715             62,727,330
                    -----------  -----------  ----------   ---------- ----------    --------  ----------            -----------
Receivables:
  Investment income       1,163           92          24           39         15          14                              1,347
  Interfund receiv-
     able (payable)      (4,957)     (18,332)     29,047       (2,941)    (4,971)      2,154
                    -----------  -----------  ----------   ---------- ----------    --------                        -----------

                         (3,794)     (18,240)     29,071       (2,902)    (4,956)      2,168                              1,347
                    -----------  -----------  ----------   ---------- ----------    --------  ----------            -----------
     Total assets    35,672,009   16,875,241   3,408,807    2,594,054  1,503,684     213,167   2,461,715             62,728,677

Liabilities:

  Due to broker for
     securities
     purchased                                                                         3,387                              3,387
                                                                                    --------                        -----------

     Total
       liabilities                                                                     3,387                              3,387
                                                                                    --------                        -----------

Other                                                                                                     $123,897      123,897
                    -----------  -----------  ----------   ---------- ----------    --------  ----------  --------  -----------

Net assets
   available for
   benefits         $35,672,009  $16,875,241  $3,408,807   $2,594,054 $1,503,684    $209,780  $2,461,715  $123,897  $62,849,187
                    ===========  ===========  ==========   ========== ==========    ========  ==========  ========  ===========

The accompanying notes are an integral part of the financial statements.
/TABLE

VISKASE CORPORATION SAVE PROGRAM

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS with Fund Information December 31, 1995

                                                                          Inter-
                        Fixed       Equity                  Aggressive   national   Envirodyne                          Total
                       Income     Investment     Balanced     Equity      Equity      Stock       Loan                December
                        Fund          Fund         Fund        Fund        Fund        Fund       Fund      Other     31, 1995
                    -----------  -----------   ----------   ----------   --------   ---------  ----------  --------  -----------
ASSETS:
Investments:
  Short-term
     investments    $ 4,245,077  $    15,272   $    4,460   $    5,589   $  3,305   $     962                        $ 4,274,665
  Insurance company
     contracts       18,305,587                                                                                       18,305,587
  Value of interest
     in registered
     investment
     company         14,357,393   12,277,866    2,564,022    1,396,484    788,616                                     31,384,381
  Common stock                                                                         11,074                             11,074
  Loans to
     participants                                                                              $2,302,262              2,302,262
                    -----------  -----------   ----------   ----------   --------    --------  ----------            -----------

                     36,908,057   12,293,138    2,568,482    1,402,073    791,921      12,036   2,302,262             56,277,969
                    -----------  -----------   ----------   ----------   --------    --------  ----------            -----------
Receivables:
  Investment income       1,501           93           25           89         31           7                              1,746
  Interfund receiv-
     able (payable)       9,453      (83,028)       8,035      (23,887)    87,031       2,396
                    -----------  -----------   ----------   ----------   --------    --------                        -----------
                         10,954      (82,935)       8,060      (23,798)    87,062       2,403                              1,746

Other                                                                                                      $122,495      122,495
                    -----------  -----------   ----------   ----------   --------    --------  ----------  --------  -----------

Net assets
   available for
   plan benefits    $36,919,011  $12,210,203   $2,576,542   $1,378,275   $878,983    $ 14,439  $2,302,262  $122,495  $56,402,210
                    ===========  ===========   ==========   ==========   ========    ========  ==========  ========  ===========

The accompanying notes are an integral part of the financial statements.
/TABLE

VISKASE CORPORATION SAVE PROGRAM

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS with Fund Information for the year ended December 31, 1996

                                                                          Inter-
                        Fixed       Equity                  Aggressive   national   Envirodyne                          Total
                       Income     Investment     Balanced     Equity      Equity      Stock       Loan                December
                        Fund          Fund         Fund        Fund        Fund        Fund       Fund      Other     31, 1996
                    -----------  -----------   ----------   ----------   --------   ---------  ----------  --------  -----------
Additions:
  Interest income:
    Short-term
      investments    $   41,902  $     1,209   $      247   $      437 $      190   $    198   $  160,916            $   205,099
    Insurance
      company's
      contracts       1,189,306                                                                                        1,189,306
                    -----------  -----------   ----------   ---------- ----------   --------   ----------            -----------
                      1,231,208        1,209          247          437        190        198      160,916              1,394,405

  Net investment
    gain from
    interest in
    registered
    investment
    companies         1,014,228    3,136,672      372,883      122,923    200,328                                      4,847,034

  Net appreciation
    in the fair
    value of
    investments                                                                       55,195                              55,195
                    -----------  -----------   ----------   ---------- ----------   --------   ----------            -----------
                      2,245,436    3,137,881      373,130      123,360    200,518     55,393      160,916              6,296,634
                    -----------  -----------   ----------   ---------- ----------   --------   ----------            -----------
Contributions:
  Participants        2,189,337    1,182,014      303,616      425,282    220,126     76,179                           4,396,554
  Employer              760,556      380,734      102,993      144,940     73,027     26,137                           1,488,387
                    -----------  -----------   ----------   ---------- ----------   --------   ----------            -----------
                      2,949,893    1,562,748      406,609      570,222    293,153    102,316                           5,884,941
                    -----------  -----------   ----------   ---------- ----------   --------   ----------            -----------
Interfund transfers  (2,379,009)   1,484,545      223,989      626,328    191,209     12,452     (160,916) $  1,402
Participant loan
  payments received     694,074      297,446       72,594       80,452     35,630     29 807   (1,210,003)
                    -----------  -----------   ----------   ---------- ----------   --------   ----------  --------
                     (1,684,935)   1,781,991      296,583      706,780    226,839     42,259   (1,370,919)    1,402
                    -----------  -----------   ----------   ---------- ----------   --------   ----------  --------  -----------
Deductions:
  Benefit payments    3,847,943    1,502,978      165,396      147,738     59,691      1,839                           5,725,585
  Administrative
    expenses              9,013                                                                                            9,013
  Loans to
    participants        900,440      314,604       78,661       36,845     36,118      2,788   (1,369,456)
                    -----------  -----------   ----------   ---------- ----------   --------   ----------            -----------
                      4,757,396    1,817,582      244,057      184,583     95,809      4,627   (1,369,456)             5,734,598
                    -----------  -----------   ----------   ---------- ----------   --------   ----------            -----------
Net increase/
  (decrease)
  in net assets
  available for
  benefits           (1,247,002)   4,665,038      832,265    1,215,779    624,701    195,341      159,453     1,402    6,446,977

Net assets
  available for
  benefits,
  beginning of year  36,919,011   12,210,203    2,576,542    1,378,275    878,983     14,439    2,302,262   122,495   56,402,210
                    -----------  -----------   ----------   ---------- ----------   --------   ----------  --------  -----------

Net assets
  available for
  benefits,
  end of year       $35,672,009  $16,875,241   $3,408,807   $2,594,054 $1,503,684   $209,780   $2,461,715  $123,897  $62,849,187
                    ===========  ===========   ==========   ========== ==========   ========   ==========  ========  ===========

The accompanying notes are an integral part of the financial statements.
/TABLE

VISKASE CORPORATION SAVE PROGRAM

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS with Fund Information for the year ended December 31, 1995

                                                                          Inter-
                        Fixed       Equity                  Aggressive   national   Envirodyne                          Total
                       Income     Investment     Balanced     Equity      Equity      Stock       Loan                December
                        Fund          Fund         Fund        Fund        Fund        Fund       Fund      Other     31, 1995
                    -----------  -----------   ----------   ----------   --------   ---------  ----------  --------  -----------
Additions:
  Interest income:
    Short-term
      investments    $   14,347  $     1,656   $      636   $      989   $    345   $     11   $  143,464            $   161,448
    Insurance
      company's
      contracts       2,156,380                                                                                        2,156,380
                    -----------  -----------   ----------   ----------   --------   --------   ----------            -----------
                      2,170,727        1,656          636          989        345         11      143,464              2,317,828

  Net investment
    gain from
    interest in
    registered
    investment
    companies           374,077    3,453,402      498,509      179,831     87,669                                      4,593,488

  Net (depreciation)
    in the fair
    value of
    investments                                                                         (984)                               (984)
                    -----------  -----------   ----------   ----------   --------   --------   ----------            -----------
                      2,544,804    3,455,058      499,145      180,820     88,014       (973)     143,464              6,910,332
                    -----------  -----------   ----------   ----------   --------   --------   ----------            -----------
Contributions:
  Participants        2,351,913      927,815      296,745      494,981    250,459     10,502                           4,332,415
  Employer              795,348      314,964       98,588      167,820     86,677      3,000                           1,466,397
                    -----------  -----------   ----------   ----------   --------   --------                          ----------
                      3,147,261    1,242,779      395,333      662,801    337,136     13,502                           5,798,812
                    -----------  -----------   ----------   ----------   --------   --------   ----------             ----------
Interfund transfers    (573,359)    (622,249)     175,598      541,960    497,109      1,910     (143,464) $122,495
Participant loan
  payments received     752,587      284,371       47,609       57,175     30,062              (1,171,804)
                    -----------  -----------   ----------   ----------   --------   --------   ----------  --------
                        179,228     (337,878)     223,207      599,135    527,171      1,910   (1,315,268)  122,495
                    -----------  -----------   ----------   ----------   --------   --------   ----------  --------
Deductions:
  Benefit payments    5,150,635    1,290,451      302,437       57,990     61,013                                      6,862,526
  Administrative
    expenses             13,492                                                                                           13,492
  Loans to
    participants        846,141      226,599       54,294        6,491     12,325              (1,145,850)
                    -----------  -----------   ----------   ----------   --------              ----------            -----------
                      6,010,268    1,517,050      356,731       64,481     73,338              (1,145,850)             6,876,018
                    -----------  -----------   ----------   ----------   --------              ----------            -----------
Net increase/
  (decrease)
  in net assets
  available for
  benefits             (138,975)   2,842,909      760,954    1,378,275    878,983     14,439      (25,954)  122,495    5,833,126

Net assets
  available for
  benefits,
  beginning of year  37,057,986    9,367,294    1,815,588                                       2,328,216             50,569,084
                    -----------  -----------   ----------   ----------   --------   --------   ----------  --------  -----------

Net assets
  available for
  benefits,
  end of year       $36,919,011  $12,210,203   $2,576,542   $1,378,275   $878,983    $14,439   $2,302,262  $122,495  $56,402,210
                    ===========  ===========   ==========   ==========   ========   ========   ==========  ========  ===========

The accompanying notes are an integral part of the financial statements.
/TABLE

                      VISKASE CORPORATION SAVE PROGRAM

                       NOTES TO FINANCIAL STATEMENTS

1.  Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

A.  General

The Plan is a defined contribution plan established to provide deferred compensation benefits to eligible employees. Under the Plan, all of the employees of Viskase Corporation ("Employer") who have met the eligibility requirements may elect to participate in the Plan. Employees who are covered by a collective bargaining agreement will be eligible only if their participation is provided for in the agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

B.  Participation

Regular full-time employees may become Plan members upon employment.

C.  Contributions

Participating employees make before-tax contributions to the Plan of 1% to 6% of their regular pay. Participants who contribute at least 6% may contribute up to an additional 10% on a before or after-tax basis. Employer contributions to the Plan are equal to 50% of the participant's contributions up to 6% of regular pay. Employee before-tax and after-tax contributions in excess of 6% of the participant's compensation are not eligible to receive Employer matching contributions.

The Internal Revenue Service limits the dollar amount a participant can contribute to the Plan in any year on a before-tax basis. All contributions to the Plan are also subject to the nondiscrimination tests of the Internal Revenue Code which may also limit the contributions that may be made to the Plan.

D.  Vesting

Participant contributions plus the earnings thereon are always fully vested. Vesting in the Employer contributions and the earnings thereon is based on years of credited service. A participant is 100% vested after three years of credited service. If a participant voluntarily leaves before completing 3 years of credited service, contributions made by the Employer and earnings thereon will be forfeited. If a participant attains age 65, or becomes permanently and totally disabled, dies, or is terminated by the Employer for reasons other than cause, the full value of the Employer contribution account becomes immediately vested and is nonforfeitable.

E.  Payment of Benefits

On termination of service, participants with account balances in excess of $3,500 may elect to either receive a lump-sum amount or defer payment until any date up to the plan year in which the participant attains age 65. Participants who terminate employment with account balances less than or equal to $3,500 are to receive a lump-sum payment. Participants may choose to make a direct rollover to another qualified plan or to an Individual Retirement Account
(IRA). Spouse beneficiaries may make a direct rollover to an IRA. Non-spouse beneficiaries may not make a direct rollover to an IRA.
A participant who receives a lump sum payment may choose to receive payment of his account invested in the Envirodyne Stock Fund in the form of whole shares of common stock with fractional shares paid in cash. Certain employees may receive installment payments under the Plan. Payment to any participant must be made no later than the April 1 following the year he reaches 70-1/2, even if he has not retired.

F.  Participant Loans

Loans up to specified amounts are available to all participants.
Each loan must be evidenced by the participant's collateral promissory note with interest at a rate commensurate with the interest rates being charged by area banking business for loans made under similar circumstances. The period for repayment of the loan cannot exceed five years from the date of the loan, unless the loan is for purchase of a principal residence in which case, the repayment period cannot exceed ten years.

G.  Withdrawals While Employed

The Plan permits participants to make withdrawals while they are employed. The Plan sets out the limits and priority of any withdrawal. The Plan permits hardship of before-tax contributions in accordance with Internal Revenue Code requirements.

H.  Forfeitures

Forfeitures of a terminated participant are required to be held by the Plan pending the participant's possible return to employment and reinstatement in the Plan. If reinstatement does not occur by the end of the year following the year during which the participant terminated his/her employment, such forfeitures are reallocated to the remaining participants' accounts in proportion to the allocation of Employer matching contributions.

I.  Allocation of Investment Earnings

Investment earnings of an investment fund are allocated to individual participant accounts based on the ratio of an employee's year-to-date contributions to that fund to the total of all contributions made for the plan year to that fund.

2.  Summary of Significant Accounting Policies

The financial statements are presented in accordance with generally accepted accounting principles. The following is a summary of significant accounting policies of the Plan.

Investments

The Plan reports investments, other than insurance company contracts, at fair value. Mutual funds and common stocks are stated at the quoted market price on the last business day of the year. Short-term investments are stated at cost which approximates market value. The investment contracts are stated at contract value, which represents contributions made under the contracts, plus accrued interest at the current contract rates, less funds withdrawn.

The contract value of the investment contracts approximates fair value. The average yield for the years ended December 31, 1996 and 1995 and crediting interest rate at December 31, 1996 and 1995 for each of the insurance company contracts is summarized below

                                  1996                   1995
                            -------------------   -------------------
                            Average   Crediting   Average   Crediting
                             Yield     Interest     Yield    Interest
                                         Rate                  Rate

Canada Life Insurance
  Company group annuity
  contract, due 2/14/00      7.82%       7.82%      7.82%       7.82%

Hartford GA Insurance
  Company group annuity
  contract, due 2/7/98       7.50%       7.50%      7.50%       7.50%

Metropolitan Life Insurance
  Company group annuity
  contract,
  open maturity date         5.75%       5.75%      7.25%       7.25%

New York Life Insurance
  Company group annuity
  contract, due 12/31/96                            7.05%       7.05%


Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Investment transactions are reflected on a trade-date basis. Realized gains or losses on sales of securities are based on average cost. In accordance with the policy of stating investments at fair value, the change in net unrealized appreciation or depreciation on investments for the year is included in the statements of changes in net assets available for plan benefits.

The Plan presents in the statements of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on investments.

The investment held by the Plan other than interests in registered investment companies that represents 5 percent or more of the Plan's net assets at December 31, 1996 is the Metropolitan Life Insurance Company group annuity contract whose market value is $12,951,864.

Administration Expenses

Expenses of the Plan, other than brokerage commissions which are included in the cost of the investments, were paid by the Employer in 1996 and 1995. Although the Employer has elected to pay these expenses, it is not obligated to do so. If the Employer ceases to pay all or part of these expenses in the future, they will be paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.


3.  Investment Program

The plan provides for investment election alternatives which allow participants to invest their contributions in six different funds. Participants may change their investment election during any calendar month as provided by the Plan agreement. The fund options are as follows.

Fixed Income Fund - The assets of the Fixed Income Fund are
-----------------
invested in investment contracts from a variety of high-quality issuers, primarily insurance carriers ranked "AA" or better by the national rating agencies. The objective of the fund is to provide stable returns and to preserve the principle investment.

Equity Investment Fund - The assets of the Equity Investment Fund
----------------------
are exclusively invested in the Vanguard Windsor II Mutual Fund which invests primarily in common stocks which are believed to be undervalued by the market at the time of purchase. The fund seeks to provide long-term growth of capital and income.

Balanced Fund - The assets of the Balanced Fund are exclusively
-------------
invested in the American Balanced Fund which invests in a broadly diversified portfolio of securities, including common stocks, preferred stocks, corporate bonds or U.S. government securities and cash. The objective of the fund is to preserve capital and provide current income while seeking long-term growth of both capital and income.

Aggressive Equity Fund - The assets of the Aggressive Equity fund
----------------------
are exclusively invested in the Twentieth Century Ultra Mutual Fund which invests primarily in common stock of companies with accelerating earnings and revenues. The fund seeks to provide capital growth over time.

International Equity Fund - The assets of the International Equity
-------------------------
Fund are exclusively invested in the American Europacific Growth Fund which invests in stocks of companies based outside the United States. The objective of the fund is to achieve long-term capital appreciation through international diversification.

Envirodyne Stock Fund - The assets of the Envirodyne Stock Fund are
---------------------
exclusively invested in Envirodyne Industries, Inc. common stock. Only new contributions may be invested in this Fund. No amount in another Fund may be transferred to this Fund.

At December 31, 1996 and 1995, there were 1,981 and 1,977 participants, respectively, invested in one or more of the Plan's investment funds. Employer contributions are invested in the investment funds to which the participants contribute. Set forth below is the number of participants investing in each fund:

                                  1996            1995
                                  -----          -----
   Fixed Income Fund              1,722          1,816
   Equity Investment Fund         1,016            873
   Balanced Fund                    492            424
   Aggressive Equity Fund           513            237
   International Equity Fund        320            316
   Envirodyne Stock Fund            117             59

4. Federal Income Tax Status

The Internal Revenue Service has determined and informed the Employer by a letter dated April 10, 1995, that the Plan, and related trust, as then designed, are in compliance with the applicable sections of the Internal Revenue Code (Code). The Plan has subsequently been amended. However, the Plan administrator believes the Plan is designed and operated in accordance with the applicable sections of the Code.

5.  Plan Termination

The Employer reserves the right to alter, amend or terminate the Plan. In the event of Plan termination, Plan accounts will become fully vested and participants will be entitiled to a distribution. Presently, there is no intention on the part of the Employer to terminate the Plan.

6.  Reconciliation of Net Assets
    Available for Plan Benefits to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                             December 31,
                                         1996            1995
                                     ------------    ------------
Net assets available for benefits
per the financial statements          $62,849,187     $56,402,210

Benefits payable to participants       (1,415,507)       (907,043)

Other unallocated items                  (123,897)       (122,495)
                                      -----------     -----------
                                      $61,309,783     $55,372,672
                                      ===========     ===========

The following is a reconciliation of change in net assets per the financial statements to the Form 5500:

                                       Year Ended
                                       December 31,
                                           1996
                                       -----------
Net increase in net assets available
  for benefits per the financial
  statements                           $6,446,977

Increase in benefits payable
  to participants                        (508,464)

Increase in other unallocated items        (1,402)
                                       ----------
                                       $5,937,111
                                       ==========

SUPPLEMENTAL SCHEDULES
----------------------

VISKASE CORPORATION SAVE PROGRAM
ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 1996 (Unaudited)

                                                                                      (e)
             (b)                               (c)                    (d)             FAIR
(a)   IDENTITY OF ISSUE             DESCRIPTION OF INVESTMENT        COST            VALUE
----------------------------------  --------------------------   --------------   ------------
      SHORT TERM INVESTMENTS:

      COLTV Short Term
        Investment Fund             Interest bearing cash          $ 2,533,968     $ 2,533,968
                                                                   -----------     -----------
                                                                   $ 2,533,968     $ 2,533,968

      INSURANCE COMPANY CONTRACTS:

      Canada Life Contract - 45862  Guaranteed investment
                                    contract, 7.82% due 2/14/00      2,136,475       2,136,475

      Hartford GA - 10285           Guaranteed investment
                                    contract, 7.50% due 2/7/98       2,293,459       2,293,459

      Metropolitan Life - 8739-9    Guaranteed annuity contract,
                                    5.75%, open maturity date       12,951,864      12,951,864
                                                                   -----------     -----------
                                                                    17,381,798      17,381,798

      INVESTMENTS IN REGISTERED
        INVESTMENT COMPANIES:

      CF Continental Bank GIC,      Registered investment
      Fund                          company                         14,542,469      15,930,031

      Windsor II Portfolio Open     Registered investment
      End Fund                      company                          12,586,014     16,790,424

      American Balanced Fund        Registered investment
                                    company                           3,029,632      3,356,211

      Twentieth Century Ultra Fund  Registered investment
                                    company                           2,347,132      2,565,805

      Europacific Growth Fund       Registered investment
                                    company                           1,320,429      1,502,554
                                                                    -----------    -----------
                                                                     33,825,676     40,145,025
      COMMON STOCK:

      Envirodyne Industries, Inc.   Common Stock                        150,625        204,824
                                                                    -----------    -----------
                                                                        150,625        204,824
                                                                    -----------    -----------
                                                                    $53,892,067    $60,265,615
                                                                    ===========    ===========
/TABLE

                        00-08970  VISKASE CORPORATION - SAVE PLAN                 DECEMBER 31, 1996
                    SCHEDULE OF REPORTABLE 5% TRANSACTIONS - ITEM 27d
                                12-29-95 THROUGH 12-31-96
                ----------------------------------------------------------
                                                                      EXPENSES
                                                                      INCURRED                     CURRENT VALUE
                                         PURCHASE   SELLING  LEASE      WITH         COST OF        OF ASSET ON     NET GAIN
   DESCRIPTION OF ASSET                   PRICE      PRICE   RENTAL  TRANSACTION      ASSET      TRANSACTION DATE   OR (LOSS)
   --------------------                 ----------  -------  ------  -----------  -------------- ----------------  -----------
                                            ($)       ($)     ($)        ($)           ($)             ($)             ($)
TRANSACTIONS BY ISSUE
---------------------

MFO VANGUARD/WINDSOR FD INC VANGUARD/
WINDSOR II PORTFOLIO OPEN END FD

  181,629.00 UNITS
             BOUGHT IN 75 TRANS         1,712.695                                  4,149,373.34    4,149,373.34
   71,319.13 UNITS
             SOLD IN 17 TRANSACTIONS                382.234                        1,200,370.89    1,604,186.88     403,815.99
                                                                                                  -------------     ----------
                                                                                                   5,753,560.22     403,815.99
                                                                                                  =============     ==========
COLTV SHORT TERM INVT FD

  9,034,556.07 INCREASES ON 261 DAYS                                               9,034,556.07    9,034,556.07
  8,933,843.97 DECREASES ON 171 DAYS                                               8,933,843.97    8,933,843.97           0.00
                                                                                                  -------------    -----------
                                                                                                  17,968,400.04           0.00
                                                                                                  =============    ===========
CF CONTL BNK GIC FD

  120,314.73 UNITS BOUGHT IN 4 TRANS       66.812                                  2,011,463.55    2,011,463.55
   83,542.68 UNITS SOLD
             IN 7 TRANSACTIONS                      121.679                        1,353,878.27    1,453,391.83      99,513.56
                                                                                                  -------------    -----------
                                                                                                   3,464,855.38      99,513.56
                                                                                                  =============    ===========
CF CONTL SHORT TERM INVESTORS
  MONEY MKT FD I

  2,008,583.16 UNITS BOUGHT ON 01-02-96     1.000                                  2,008,583.16    2,008,583.16
  4,008,648.81 UNITS SOLD IN 2 TRANS                  2.000                        4,008,648.81    4,008,648.81           0.00
                                                                                                  -------------    -----------
                                                                                                   6,017,231.97           0.00
                                                                                                  =============    ===========

TRANSACTIONS BY BROKER
----------------------

          THERE ARE NO REPORTABLE BROKER TRANSACTIONS


NOTE: TRANSACTIONS ARE BASED ON THE 12-29-95 VALUE (EXCLUDING ACCRUALS)
      OF 56,265,933.00.

                      26-32496  VISKASE SAVE PROGRAM - COMPANY STOCK                 DECEMBER 31, 1996
                                VISKASE BENEFITS COMMITTEE AS TRUSTEE
                ----------------------------------------------------------

                    SCHEDULE OF REPORTABLE 5% TRANSACTIONS - ITEM 27d
                                12-29-95 THROUGH 12-31-96
                ----------------------------------------------------------


                                                                      EXPENSES
                                                                      INCURRED                     CURRENT VALUE
                                         PURCHASE   SELLING  LEASE      WITH         COST OF        OF ASSET ON     NET GAIN
   DESCRIPTION OF ASSET                   PRICE      PRICE   RENTAL  TRANSACTION      ASSET      TRANSACTION DATE   OR (LOSS)
   --------------------                 ----------  -------  ------  -----------  -------------- ----------------  -----------
                                            ($)       ($)     ($)        ($)           ($)             ($)             ($)
TRANSACTIONS BY ISSUE
---------------------

ENVIRODYNE INDS INC COM
  NEW CHAPTER 11
  33,249.00 SHR BOUGHT IN 52 TRANS        216.125                                    138,559.44      138,559.44

COLTV SHORT TERM INVT FD

125,646.97 INCREASES ON 69 DAYS                                                      125,646.97      125,646.97
122,042.55 DECREASES ON 49 DAYS                                                      122,042.55      122,042.55           0.00
                                                                                                  -------------    -----------
                                                                                                     247,689.52           0.00
                                                                                                  =============    ===========

TRANSACTIONS BY BROKER
----------------------

**** HERZOG, HEINE, GEDULD INC

ENVIRODYNE INDS INC COM
  NEW CHAPTER 11
  15,910.00 SHR BOUGHT IN 18 TRANS         66.515                                     58,990.14       58,990.14

**** OPPENHEIMER AND CO, INC

ENVIRODYNE INDS INC COM
  NEW CHAPTER 11
  16,416.00 SHR BOUGHT IN 32 TRANS        145.750                                     74,888.30       74,888.30

**** TROSTER, SINGER & CO.

ENVIRODYNE INDS INC COM
  NEW CHAPTER 11
  334.00 SHR BOUGHT ON 08-26-96             3.867                                      1,294.25        1,294.25


NOTE: TRANSACTIONS ARE BASED ON THE 12-29-95 VALUE (EXCLUDING ACCRUALS) OF 12,036.00.